Santa Fe Petroleum, Inc.

4011 West Plano Parkway, Suite 126

Plano, Texas 75093

November 14, 2012

Mr. Russell Mancuso, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

    Re: Santa Fe Petroleum, Inc.

Amendment No. 3 to Form 8-K

Filed September 7, 2012

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Filed August 13, 2012

File No. 333-173302

Dear Mr. Mancuso:

Santa Fe Petroleum, Inc., a Delaware corporation (the “Company”), has received and reviewed your letter of September 21, 2012, pertaining to the Company’s Form 8-K as filed with the Securities & Exchange Commission (the “Commission”) on September 21, 2012, and the Form 10-Q for the Fiscal Quarter Ended June 30, 2012 that was filed on August 13, 2012 (the “Filings”), File No. 333-173302.

Specific to your comments, our responses below are in addition to those filed via the Edgar system. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated September 21, 2012.

Form 8-K/A Filed on September 7, 2012

Implications of Being an Emerging Growth Company, page 2

1.	Regarding your responses to prior comments 1 and 2:

•	Please revise your disclosure on page 18 to be consistent with your statement on page 2 regarding whether you elected to use the extended transition period for complying with new or revised accounting standards. Also, please confirm to us that the statement on page 9 of your latest 10-Q was made before you made the irrevocable election to opt out of the extended transition period.

•	Given that you have not included disclosure required by Regulation S-K Item 402(b) that you mention in the third bullet point of this section, please clarify your disclosure that you “have chosen not to take advantage of any of these reduced reporting burdens.”

Response: The Company has revised the Filing as follows to reflect our election to take advantage of the extended transition period provided in the JOBS Act removed all language indicating that we are opting out of the JOBS Act:

“Pursuant to Section (7)(a)(2)(B) of the Securities Act and Section 107(b) of the JOBS Act, we have chosen to take advantage the reduced reporting burdens in this Current Report on Form 8-K (this “Form 8-K”). As a result of this election, we are electing to delay such adoption of new or revised accounting standards, and as a result, we currently plan to not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.”

In light of the Company’s election to take advantage of the extended transition period as provided in the JOBS Act, the disclosure as required by Regulation S-K Item 402(b) is no longer applicable.

Description of Business, page 5

2.	With a view toward clarifying the disclosure added in response to prior comment 3, please tell us when the Land Banks acquired or will acquire the funds for all of the leases you will purchase. From exhibit 10.6.1, it appears that the Land Banks acquired the leases shortly before or after your May 2012 share exchange. Also, your disclosure on page 9 suggests that the Land Banks will continue to raise capital to acquire leases that you will then purchase from the Land Banks. Given this disclosure, it appears that, even if you did not have the funds to acquire the leases, the Land Banks also did not have the funds to acquire the leases until a short time before you could have raised the funds directly. Therefore, it remains unclear how your arrangement with the Land Banks allows you to “build an inventory of oil and gas leases in . . . a cost-efficient manner” if you could have raised the required funds at or near the same time that the Land Banks acquired the capital and then acquired the leases directly without paying the Land Banks the required minimum 50% premium.

Response: As of November 9, 2012, the Company and the Land Banks have entered into an agreement to terminate the Lease Acquisition Agreements by mutual consent, substantially in the form attached hereto as Exhibit 10.9. However, in consideration of your comment and with a view towards clarifying our disclosures, please note the following information.

The Land Banks acquired the funds to obtain the leases between February 15, 2012 and April 5, 2012.

Additionally, at the time the Land Bank arrangements were made, the Company did not have the level of funding needed to acquire the leases. Alternatively, the Land Banks had access to sources of this funding because of their previous relationships with potential investors and the preference of some investors to invest only in Land Banks. The Company believed that the arrangements with the Land Banks would have allowed us to “build an inventory of oil and gas leases in … a cost efficient manner” because they (1) enabled the Company to access sources of funding that would be unavailable without the arrangements with the Land Banks; (2) protected the Company from increases in price, and (3) promoted greater certainty in the potential amount of land available to the Company.

3.	Please reconcile your disclosure added in response to the second bullet point of prior comment 4 that the Land Banks cannot terminate your option to purchase the leases with section 9 of exhibit 10.6 which appears to provide that the Land Bank can terminate the lease.

Response: As of November 9, 2012, the Company and the Land Banks have entered into an agreement to terminate the Lease Acquisition Agreements by mutual consent, substantially in the form attached hereto as Exhibit 10.9. Therefore, this comment is no longer applicable because the Company no longer has an option to purchase the agreements as granted by the Land Acquisition Agreements. However, in consideration of your comment and with a view towards clarifying our disclosures, please note the following information.

We have amended the Filing to reflect that, while the Land Bank could not terminate the Company’s option to purchase the lease under the Lease Acquisition Agreements, (Exhibit 10.2 of Form 8-K/A filed with the Commission on June 26, 2012), the Land Bank has the option to terminate its leases with the original Lessors under the “Paid Up Oil and Gas Lease” (Exhibit 10.6 of Form 8-K/A filed with the Commission on September 7, 2012) before the Company could have exercised its option to purchase these leases. We have amended our Filing as follows:

“The material terms under each of the Lease Acquisition Agreements includes that we may purchase the leases, or portions of the leases, held by the Land Banks from time to time, provided, however, that we are obligated to purchase all the leases held by the Land Banks within two years from the from the date the Land Banks were formed, respectively, subject to change by mutual consent. During the term of the Lease Acquisition Agreements, the Land Bank cannot terminate our option to purchase the leases. However, as provided under the lease agreements between the Land Banks and the underlying lessors, attached hereto as Exhibit 10.6, the Land Banks have the option to terminate their leases with the underlying lessors even if we have not yet exercised our option to purchase the lease.”

4.	We note that you deleted the disclosure regarding the production requirements previously mentioned on what is now page 6. Please disclose the material drilling and production requirements based on which the leases may be terminated as mentioned in the risk factor on page 11.

Response: We deleted these disclosures because the “Paid Up Oil and Gas Leases” (Exhibit 10.6 of Form 8-K/A filed with the Commission on September 7, 2012) do not contain these requirements. We removed all references to these requirements in our Filing.

5.	Your disclosure in response to prior comment 5 states that the Land Bank loan will bear interest over and up to a two year period and be payable in full not later than eighteen months after the Land Banks were formed. Please clarify why the Loan will bear interest up to a two year period if it must be paid in full not later than 18 months after the Land Banks were formed.

Response: As of November 9, 2012, the Company and the Land Banks have entered into an agreement to terminate the Lease Acquisition Agreements by mutual consent, substantially in the form attached hereto as Exhibit 10.9. Therefore, this comment is no longer applicable because the Company has not drawn on the Land Bank Loan and cannot do so under the Lease Acquisition Agreements since these agreements are no longer effective. However, in consideration of your comment and with a view towards clarifying our disclosures, please note the following information.

Since the inclusion of the disclosure relating to the two year period was an inadvertent error, we have removed all language in the Filing indicating that the Land Bank loan will “bear interest up to a two year period” and amended the Filing as follows:

“Additionally, if SFL has drawn on the Land Bank Loan, the Land Bank Loan will bear interest at 50% minimum return, or 50% annualized return, whichever is greater, and be payable in full not later than eighteen (18) months after the Land Banks were formed.”

6.	Regarding your response to prior comment 6:

•	Please tell us where you provided the stock purchase agreement that you indicate accompanied your response.

•	Please reconcile your response that the transactions were complete at the time the stock purchase agreements were signed with your disclosures on pages 6 and 8 that the land banks will be selling the participation agreements in the future. If the participation agreements to be sold involve the sale of your stock, it remains unclear how you addressed the issues mentioned in prior comment 6.

Response: The Stock Purchase Agreements were not provided because they are not held by the Company.

The Section 4(2) exemption is available for the sale of stock to the participants because the sale of stock was not conditioned on completion of the reverse merger, the sales were complete before the reverse merger occurred, and LB did not receive the securities in the reverse merger with a view to distribute them to the participants.

Our statement in response to prior comment 6 does not conflict with our disclosures on Pages 6 and 8 because our response that “the sales of SFO shares by Long Branch were complete at the time the stock purchase agreements were signed and the purchase price was paid” referred to the completion of these specific transactions and did not refer to the completion of the offering as a whole. The sales of the shares were “complete” because ownership was conveyed before and was not conditioned upon the completion of the reverse merger.

The Participation Agreement (Exhibit 10.3) included a termination provision of ownership rights already in existence. Ownership rights conveyed through the execution of the Participation Agreements did not vest on the basis of whether or not the reverse merger occurred.

However, we have modified the language on Pages 6 and 8 to clarify that while there is no formal agreement regarding future capital-raising, LB may raise funds in the future. The Filing has been amended throughout as follows:

“Through our arrangements with the Land Banks, LB may raise capital from third party investors (“Participants”) through a private offering of participation interests, and in turn use its funds to acquire oil and gas leases selected by SFL.  Additionally, at our discretion, we may draw upon the Land Bank Loan for testing the Test Well owned by SFL” (emphasis added).

Participation Agreement for Land Acquisition, page 8

7.	Regarding your response to prior comment 8:

•	If true, please add appropriate risk factors to explain that the registrant, Santa Fe Petroleum, Inc. does not profit from the leases.

•	Your current disclosure continues to reflect the amount of the participants’ contributions and it continues to be unclear whether the entire amount of the contributions was used to acquire the leases you must purchase. Please revise this disclosure to clarify what the Land Banks paid to acquire the leases that you must acquire for $600,000.

•	It continues to be unclear whether the $600,000 payment reflects the additional payment. If the aggregate purchase price completely offsets the additional payment, the purpose of the additional payment provision is unclear. Please revise or advise.

Response: As of November 9, 2012, the Company and the Land Banks have entered into an agreement to terminate the Lease Acquisition Agreements by mutual consent, substantially in the form attached hereto as Exhibit 10.9. Therefore, this comment is no longer applicable because: (1) the Company no longer has the obligation to acquire the leases from the Land Banks; and (2) the additional payment provision in the Lease Acquisition Agreements is no longer effective. However, in consideration of your comment and with a view towards clarifying our disclosures, please note the following information.

We have revised the Filing to add appropriate risk factors that explain that the Company would not profit from the leases. The provision in the amended “Risk Factors” section our Form 8-K/A is as follows:

“We do not profit from our leases of oil and gas property.

Our properties are held in the form of leases and working interests in leases. Under the Lease Acquisition Agreement we have in place with the Land Banks, at the time we complete the acquisition of all the Leases or repay the Land Bank Loan, whichever is later, the Lease Acquisition Agreement requires that SFL we make an additional payment to the Land Banks equal to the greater of (a) a 50% minimum return, or a 50% annualized return, whichever is greater, of the total contributions by participants to the Land Bank, less the sum of (i) lease acquisition payments made by SFL to the Land Banks in excess of the Land Banks’ costs to acquire the leases plus (ii) aggregate interest paid on the Land Bank Loan or (b) an amount that, after taking into account the amount and timing of all distributions from the Land Bank to participants, will repay the participants’ contributions and provide a minimum of a 50% return, or 50% annualized return, whichever is greater, to the participants on their non-repaid contributions (that is, outstanding contributions not repaid) over the life of the Land Banks. Any excess profits remaining would be allocated 50% to the Participants and 50% to the Land Bank. Although no profits are allocated to the Company, the Company expects to generate profits and positive cash flows from our drilling operations and oil and natural gas production.”

To date, the Land Banks have paid $244,053.70 to acquire the leases it currently has obtained. The Land Banks have paid $163,119.11 for the leases and have spent $80,934.59 in costs arising from acquiring these leases, such as land man services, attorney fees for title review, curative expenses, title certification, and administrative expenses, etc. The Land Banks intend to acquire more leases and, therefore, the balance of the funds held by the Land Banks will be used for that purpose.

The purpose of the additional payment provision was to guarantee that the Land Banks and the participants will recover additional costs not included in the calculation of the aggregate purchase price. These costs include lease acquisition payments made by SFL to the Land Banks in excess of the Land Banks’ costs to acquire the leases, aggregate interest to be paid on the Land Bank loan, and consideration for the amount and timing of distributions made to participants. The $600,000 figure referenced in the Filing was used as an example which does not indicate what the Company would have owed under the Lease Acquisition Agreements. This example has been removed from the Filing.

Governmental Regulation, page 9

8.	Please describe the regulations that affect the price at which royalty owners may be paid for production from their leases as mentioned on page 43. Explain how these regulations affect the rates you pay on your leases and the leases you must acquire.

Response: Texas Natural Resources Code sections 92.400 - 94.406 and sections 92.500 - 92.505 may affect the price at which royalty owners may be paid for production from their leases.

Section 91.402 governs the timing for the payment of proceeds, section 91.403 governs the payment of interest on late payments, section 91.404 governs the nonpayment of oil and gas proceeds, section 91.406 governs attorney’s fees and minimum awards, section 91.501 governs the information required to be provided to royalty interest owners, section 91.502 governs the type of information required to be provided to royalty interest owners, section 91.503 governs the lease, property, or well description required to be provided to royalty interest owners, section 91.504 governs the information required to be provided to royalty interest owners and, where applicable, state agencies regarding payment deductions and adjustments, heating value, or lease identification, and section 91.505 governs information requests from royalty interest owners.

Changes to these provisions may affect the price at which royalty owners are paid for production on their leases, particularly if any changes result in increases in reporting costs, legal fees, and other additional expenses.

Reports to Security Holders, page 11

9.	Please file the certification required to accompany the amended Form 10-K that you mention in response to prior comment 9. See Regulation S-K Item 601(b)(31).

Response: The Company has filed the required certification.

Liquidity and Capital Resources, page 21

10.	Your response to prior comment 11 and revised disclosure do not address the part of our prior comment 11 that asked you to quantify the amount of the initial payment that is to be made. Please revise.

Response: As of November 9, 2012, the Company and the Land Banks have entered into an agreement to terminate the Lease Acquisition Agreement by mutual consent, substantially in the form attached hereto as Exhibit 10.9. Therefore, this comment is no longer applicable because the Company no longer has the obligation to make the Initial Payment. However, in consideration of your comment and with a view towards clarifying our disclosures, please note the following information.

To date, the amount of the Initial Payment would be $244,053.70. The Land Banks have paid $163,119.11 for the leases and have spent $80,934.59 in costs.

11.	From exhibit 10.8 that you filed in response to prior comment 12, it appears that your subsidiary entered into the agreement to raise the funds over a year ago. If the transaction has not yet been successful, please tell us why you believe it is appropriate to suggest in your disclosure that you anticipate it will generate $5 million. In your response, please tell us the amount of funds raised to date through this arrangement, when those funds were raised and when the transaction is scheduled to close.

Response: We have removed all language from the Filing indicating that the Company expects to generate $5 million through the Agency Agreement addressed in the comment. The Filing has been amended as follows:

“A critical component of our operating plan is the ability to obtain additional capital through additional equity or debt financing. We do not believe that existing capital and anticipated funds from operations will be sufficient to execute our strategic plan during 2012 without either equity or debt financing. We have engaged an investment bank to raise funds in a private placement of our Common Stock. The agreement is attached hereto as Exhibit 10.8. We cannot ensure that financing will be available in amounts or on terms acceptable to us, if at all, and failure to secure the necessary financing could have a significant impact on our ability to continue as a going concern. We plan to seek additional capital in the future to fund growth and expansion through additional equity or debt financing. No assurance can be made that such financing will be available.

As discussed above in the section entitled “Participation Agreement for Land Acquisition,” which is hereby incorporated by reference, we intend to purchase leases from the Land Banks pursuant to the Lease Acquisition Agreements. The source of funds for the Initial Payment will be from the anticipated closing of the Company’s private placement. The Initial Payment is the total of all costs funded by Land Banks including acquisition, legal and transaction expenses. Effective June 10, 2012, SFL and the Land Banks executed an extension of the Initial Payment date to September 30, 2012 and is attached hereto as Exhibit 10.7.”

With regard to the private placement addressed in the comment, a total of $403,525 of net proceeds was raised, before payment of related financing and offering costs, expenses and fees. The private placement closed on September 28, 2012 and the Agency Agreement was terminated on September 30, 2012.

Off-Balance Sheet Arrangements, page 21

12.	We refer to your response to prior comment 13. We see that you intend to record the leases acquired from the Land Banks at predecessor basis under guidance applicable to entities under common control. You further indicate that you intend on recording the contractual payments in excess of the Land Banks’ basis in the leases as an investment in those entities. While we acknowledge your response, the basis in GAAP for the accounting for the payments in excess of predecessor basis remains unclear. Accordingly, to further assist us, please respond to the following:

•	You provided us a general reference to the consolidation topic from the FASB Codification, but did not provide an analysis to support the accounting for the payments in excess of predecessor basis. Accordingly, please tell us (1) the specific reasons you believe that the consolidation topic governs the accounting and (2) the references to the actual guidance you have considered and believe to be applicable. If you have applied the literature by analogy, your response should explain your rationale in full.

•	As you indicate that you believe that the payments in excess of predecessor basis are investments in the Land Banks, describe to us the specific nature of those investments. That is: explain to us the specific nature and form of the ownership interest in the Land Banks being conveyed by the excess payments.

•	Investments in the Land Banks would appear to be variable interests under ASC 810. Accordingly, as the Land Banks are controlled by your controlling shareholder and were formed to acquire leases for your operations, tell us how you considered the guidance applicable to variable interest entities in assessing whether the Land Banks should be consolidated in your financial statements. Your written response should be detailed and specific in explaining how you considered and applied the literature. Also, note the guidance applicable to related parties beginning at FASB ASC 810-10-25-42.

•	Your filing suggests that the arrangements with the Land Banks that will result in the payments in excess of predecessor basis are intended to provide a return on the capital provided to acquire the leases. Accordingly, tell us why the payments in excess of the leases’ predecessor basis are not in substance an expense in your accounts.

Response:

As of November 9, 2012, the Company and the Land Banks have entered into an agreement to terminate the Lease Acquisition Agreements by mutual consent, substantially in the form attached hereto as Exhibit 10.9. Therefore, this comment is no longer applicable.

Plan of Operations, page 22

13.	We see from page 8 that in addition to the lease acquisition payments to the Land Banks determined by the formula, any “excess” profits remaining will be allocated to the Land Banks and the parties who provided the capital for the initial acquisition of the leases. Your disclosure suggests that all of the profits generated from the leases will be paid to the Land Banks and its participants. Accordingly, please clearly disclose how you expect that your company can generate profits and positive cash flows if all of the returns from the leases are paid to the Land Banks and the participants who provided the Land Banks the capital to acquire the leases.

Response: As of November 9, 2012, the Company and the Land Banks have entered into an agreement to terminate the Lease Acquisition Agreements by mutual consent, substantially in the form attached hereto as Exhibit 10.9. Therefore, this comment is no longer applicable. However, in consideration of your comment and with a view towards clarifying our disclosures, please note the following information.

Even though all of the returns from the leases would be paid to the Land Banks and to the participants, the Company expects to generate profits and positive cash flows from our drilling operations and oil and natural gas production.

We have clarified this point in the Filing by adding the following:

“At the time SFL completes the acquisition of all the Leases or repays the Land Bank Loan, whichever is later, the Lease Acquisition Agreement requires that SFL make an additional payment to the Land Banks equal to the greater of (a) a 50% minimum return, or a 50% annualized return, whichever is greater, of the total contributions by participants to the Land Bank, less the sum of (i) lease acquisition payments made by SFL to the Land Banks in excess of the Land Banks’ costs to acquire the leases plus (ii) aggregate interest paid on the Land Bank Loan or (b) an amount that, after taking into account the amount and timing of all distributions from the Land Bank to participants, will repay the participants’ contributions and provide a minimum of a 50% return, or 50% annualized return, whichever is greater, to the participants on their non-repaid contributions (that is, outstanding contributions not repaid) over the life of the Land Banks. Any excess profits remaining would be allocated 50% to the Participants and 50% to the Land Bank. Although no profits are allocated to the Company, the Company expects to generate profits and positive cash flows from our drilling operations and oil and natural gas production.”

Directors and Executive Officers, page 25

14.	We note your response to prior comment 14 and your revised disclosure. However, the disclosure continues to highlight which of Mr. Hall’s employers are “publicly traded.” Please provide us with your analysis as to why you do not believe you should describe the extent to which those companies do not file reports that the Commission requires from companies with publicly traded securities, addressing specifically the references to the companies which are “publicly traded.” Cite in your response all authority on which you rely.

Response: This information is not expressly required under Regulation S-K, particularly Item 401(e). The required disclosures under Item 401(e) of Regulation S-K focuses on the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the Company at the time that the disclosure is made, in light of the registrant's business and structure. There is no indication under Regulation S-K that any disclosures are required regarding the extent to which the companies referenced in the comment do not file the reports that the Commission requires from companies with publicly traded securities.

This information is also not required pursuant to Rule 12b-20 because the omission of such information is not “material” to the evaluation of the Company’s filing nor would the omission be misleading because the statement regarding Mr. Hall’s past employment was factually accurate.

Rule 12b-20 provides:

“[I]n addition to the information expressly required to be included in a statement or report, there shall be added such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made not misleading.”

The status of Mr. Hall’s former employers’ public filings is not material to evaluating the adequacy of the Company’s Filing. Furthermore, omission of disclosure of Mr. Hall’s former employers’ public filings would not be misleading because they are unrelated to Mr. Hall’s current employer. All of the information included in the disclosure regarding Mr. Hall’s business experience is factually accurate and does not contain any statements that could be interpreted as being “misleading” within the meaning of the term as provided by Rule 12b-20.

Certain Relationships and Related Transactions and Director Independence, page 26

15.  We note your response to prior comment 17. Please address the concerns we raised in prior comment 20 from our letter dated July 10, 2012. Please tell us the relationships between “SFP Inc.” and the registrant before the May 2012 share exchange such that “SFP Inc.” would be paying the registrant’s compensation and legal expenses before the share exchange. Also provide us this information regarding the relationships between “SFP LLC” and the registrant – then known as Baby All – at the time the disclosed payables were incurred. In addition, please disclose (1) the uses of the loans, not just “the majority” of the uses, and (2) the repayment terms, including the due date and interest rate.

Response: The May 10, 2012 Share Exchange Agreement (the “Share Exchange”), incorporated by reference as filed with the Commission on Form 8-K on May 11, 2012, as Exhibit 2.1, was entered into between Santa Fe Petroleum, Inc., f/k/a Baby All Corp., and Santa Fe Operating Inc. (“SFO”). As a result of the Share Exchange, SFO was deemed to be the acquirer and, therefore, all expenses paid on behalf of SFO after the Share Exchange were characterized as expenses paid on behalf of “the Registrant” or “the Company.”

SFP, Inc. expended funds on behalf of SFO primarily for consulting and legal expenses related to the acquisition. SFP, Inc. and SFO are both controlled by the same principal stockholder. No funds were expended by SFP, Inc. for Baby All Corp. expenses.

SFP, LLC expended funds on behalf of SFO primarily for compensation, legal and consulting expenses related to the acquisition. SFP, LLC. and SFO are both controlled by the same principal stockholder. No funds were expended by SFP, LLC for Baby All Corp. expenses.

In response to prior comment 17, we noted that the majority of the expenditures were for legal and consulting expenses. In addition to these expenditures, these funds were used to pay for the costs of field studies, overhead, and operational expenses. These were not loans and, therefore, there are no repayment terms to report. Also, please note that the figures provided in our previous filing were in error. SFP, Inc. expended $13,936 of funds on behalf of the Company, not $73,385. SFP, LLC expended $73,385 of funds on behalf of the Company, not $13,936.

In consideration of the foregoing, the Filing has been amended as follows:

“From May 11, 2011 (commencement of operations) through December 31, 2011, Santa Fe Petroleum, Inc. (“SFP Inc.”) expended $13,936 of funds on behalf of the Company and is recorded as a component of accounts payable, related parties in the accompanying consolidated balance sheet at December 31, 2011. SFP Inc. is owned entirely by entities under the control of the Principal Stockholder. The majority of the expenditures were for consulting and legal expenses for the Company related to the Company preparing to structure a transaction to become a publicly traded company. In addition to these expenditures, these funds were used to pay for the costs of field studies, overhead, and operational expenses.

From May 11, 2011 (commencement of operations) through December 31, 2011, Santa Fe Petroleum, LLC (“SFP LLC”), expended $73,385 of funds on behalf of the Company and is recorded as a component of accounts payable, related parties in the accompanying consolidated balance sheet at December 31, 2011. SFP LLC is owned entirely by entities under the control of the Principal Stockholder. The majority of the expenditures were for legal and consulting expenses for the Company related to the Company preparing to structure a transaction to become a publicly traded company. In addition to these expenditures, these funds were used to pay for the costs of field studies, overhead, and operational expenses.”

15.	With a view toward disclosure in an appropriate section of your document, please tell us how and when the related party loans of $22,900 mentioned on page 45 were repaid.

Response: We refer to you to the first quarter Form 10-Q filed by Baby All before the reverse merger was consummated.  As noted in the cash flow statement on page F-4, these amounts were repaid during the first quarter of 2012; however, such amount would have been applicable for pro forma reporting purposes as of December 31, 2011.

16.	We note your revisions in response to prior comment 18, including the deletion of your disclosure that you do not have a lease. Please file the agreement governing your office space.

Response: The Company has an oral agreement with regard to our office space and, therefore, does not have a written agreement that can be filed.

Common Stock, page 28

17.	Please expand your response to prior comment 19 to tell how the shares outstanding prior to your offering registered on Form S-1 are reflected in your disclosure regarding outstanding shares. Your current disclosure appears to include only the securities issued in the May 2012 share exchange and the post-split number of shares issued in the registered offering.

Response: The Filing has been amended as follows:

“We are authorized to issue 200,000,000 shares of our Common Stock, $0.0001 par value, of which, as of May 10, 2012, 39,478,261 shares are issued and outstanding. Of these 39,478,261 shares of Common Stock outstanding, 6,000,000 are freely-tradable as a result of the registration of the offer and sale of these shares on Form S-1. The Company commenced a capital formation activity by filing a Registration Statement on Form S-1 to register and sell in a self-directed offering 2,500,000 shares of newly issued common stock at an offering price of $0.03 per share for proceeds of up to $75,000. The Registration Statement was declared effective on January 9, 2012. The Company had 3,000,000 shares outstanding prior to the offering. On February 6, 2012, the Company issued 2,500,000 shares of common stock pursuant to the Registration Statement on Form S-1 for proceeds of $75,000. On March 20, 2012, a majority of the Company’s Board of Directors approved a 2.4:1 forward stock split (the “Forward Stock Split”). Consistent with the Company’s Certificate of Incorporation and Delaware General Corporation Law, the action which was approved by a majority of the shareholders, took effect on the opening of business Tuesday, April 03, 2012. As a result of the Forward Stock Split, the 2,500,000 shares of common stock issued pursuant to the Registration Statement on Form S-1, have been adjusted to 6,000,000 shares of common stock. Furthermore, the 3,000,000 shares outstanding, which were issued prior to the issuance of common stock pursuant to the Registration Statement on Form S-1, have also been adjusted, to 7,200,000 shares of common stock, as a result of the Forward Stock Split. In accordance with ASC 260, Earnings Per Share, all share and per share amounts have been retroactively adjusted to the beginning of the period to reflect the Forward Stock Split. ”

Financial Statements, page 31

Note 5. Unevaluated Oil and Natural Gas Property, page 40

18.	We refer to your response to prior comment 21. While we acknowledge the revisions to your filing, your response does not tell us how the accounting for the asset recorded in 2009 complies with your stated accounting policy. Accordingly, in a written response, describe to us how the petroleum analysis was updated in 2011 and why you believe that the act of obtaining an update of the study performed in 2009 is sufficient progress, as required by your accounting policy, to justify continuing to carry the recorded asset in your balance sheet.

Response: We believe that the analysis performed is adequate and within our accounting policy, which states:

“If a determination cannot be made as to whether the reserves that have been found can be classified as proved, the cost of drilling the exploratory well is not carried as an asset for more than one year following completion of drilling."

As of 2009 and 2011, drilling had yet to occur, and thus, the completion of drilling had not yet taken place.  Additionally, consideration was given to coring samples, an updated study using current inputs/assumptions, an analysis of successful drilling in the area and the primary term of the lease (including extensions), and the availability of capital to drill (which the first round was recently closed).  The combination of all of these factors leads us to believe that there was no impairment charge to be recorded during 2011 or in previous periods.

Exhibits

19.	Regarding your response to prior comment 22:

•	Please apply the guidance in the first bullet point of prior comment 22 to the incomplete exhibit you filed as exhibit 10.2.

•	Reconcile your response that there is no agreement regarding future capital raising by the Land Banks with your disclosure like on page 8 that you have arrangements by which the Land Banks “will raise capital from third-party investors.”

Response: We have filed a new Exhibit 10.2.1, in accordance with Instruction 2 of Regulation S-K Item 601, to set forth a schedule identifying the other documents omitted from Exhibit 10.2 and setting forth the material details in which such documents differ from a copy of which is filed.

Our response to prior comment 22 that there is “no agreement regarding future capital raising” does not conflict with our disclosure that we have arrangements by which Land Banks “will raise capital from third-party investors” because, although there is no formal agreement regarding future capital raising between the Company and the Land Banks, the lack of a formal agreement does not preclude the Land Banks from raising capital from third-party investors in the future.

20.	Please tell us why you deleted the document you previously filed as exhibit 10.6.

Response: We deleted the document we previously filed as Exhibit 10.6 in error. This document has been re-filed as Exhibit 10.10.

Exhibit 10.6.1

21.	We note the first paragraph of your response to prior comment 4. Please include all material information omitted from exhibit 10.6, including the name of the lessor and the property covered by the lease.

Response: We have revised Exhibit 10.6.1 to include all material information previously omitted, including the name of the lessors and the property covered by the leases.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Cautionary Note, page 16

22.	Please do not invoke a statutory safe harbor that is not applicable to penny stock issuers.

Response: We have amended our Form 10-Q for the Fiscal Quarter Ended June 30, 2012 to remove the safe harbor provision.

Exhibits

23.  Please include as an exhibit the interactive data file per Regulation S-K Item 601(b)(101).

Response: We have included as an exhibit the interactive data file per Regulation S-K Item 601(b)(101).

In connection with the Company’s responding to the comments set forth in the September 21, 2012 letter, the Company acknowledges that:

• The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and,

• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Tom Griffin

Tom Griffin

Chief Executive Officer